Exhibit 99(a)(1)(C)

AMENDMENT NO. 2

TO

COMPANY NOTICE
TO HOLDERS OF
5.0% CONVERTIBLE SENIOR NOTES DUE 2029 ISSUED BY
INLAND REAL ESTATE CORPORATION
(CUSIP No. 457461AC5)

Reference is made to that certain Company Notice, dated October 16, 2014, as amended (the “Company Notice”), addressed to holders of 5.0% Convertible Senior Notes due 2029 (the “Notes”) issued by Inland Real Estate Corporation (the “Company”) with respect to the right of each holder of the Notes to sell and the requirement of the Company to purchase the Notes, upon the terms and subject to the conditions set forth in the Notes, the indenture governing the Notes and the Company Notice.  The Company hereby amends the Company Notice as follows:

1.                                      Section 2.4 of the Company Notice entitled “Conversion Rights of the Notes,” as amended and restated in Amendment No. 1 to the Company Notice, incorrectly identified the date by which a Holder may surrender Notes for conversion. Under the indenture that governs the Notes, a Holder must surrender Notes for conversion prior to the close of business on the third business day prior to the Redemption Date.  Because of the occurrence of the Thanksgiving holiday on Thursday, November 27, 2014, the third Business Day prior to the Redemption Date is not November 26, 2014, as incorrectly stated in the aforementioned Amendment No. 1.  Section 2.4 of the Company Notice is hereby amended and restated as follows to correctly identify the date by which a Holder may surrender Notes for conversion as November 25, 2014:

“Holders may convert their Notes into cash or a combination of cash and shares of Common Stock, at the Company’s option, at any time on or after October 15, 2029 but prior to the close of business on the second business day prior to November 15, 2029 and in other circumstances specified in the Indenture.  For example, the Indenture provides that a Holder may surrender for conversion any of the Notes called for redemption at any time prior to the close of business on the third business day prior to the redemption date. On October 29, 2014, the Company issued a notice of redemption of the Notes pursuant to which all outstanding Notes have been called for redemption on December 1, 2014. In lieu of redemption, a Holder may surrender for conversion any of the Notes called for redemption at any time prior to the close of business on November 25, 2014, the third business day prior to the Redemption Date.  The right to convert the Notes pursuant to the Indenture will expire after the close of business on the third business day prior to the Redemption Date unless the Company defaults in making the payment due upon redemption.  The current conversion rate of the Notes is 102.8807 shares of the Company’s common stock per $1,000 principal amount of the Notes.

Any Notes surrendered for repurchase may be converted in accordance with the terms of the Indenture and the Notes only if their surrender has been validly withdrawn prior to 12:00 midnight (i.e., 24:00), New York City time, on November 13, 2014, as described in Section 4 below.”

Except as described above, all of the terms and conditions set forth in the Company Notice remain unchanged.

The Trustee, Conversion Agent and Paying Agent is:
Wells Fargo Bank, National Association

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	12th Floor — Northstar East Building
PO Box 1517	Sixth & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Or
By Facsimile Transmission:
(612) 667-6282
Attention: Corporate Trust Operations
Telephone:
(800) 344-5128

Additional copies of the Company Notice and this Amendment No.1 may be obtained from the Paying Agent at its address set forth above.

The date of this Amendment No. 2 to the Company Notice is November 6, 2014.